

Mail Stop 3561

February 9, 2017

Brendan J. Killackey
Chief Executive Officer
Janel Corporation
303 Merrick Road, Suite 400
Lynbrook, NY 11563

> **Re:** **Janel Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed December 22, 2016**
> **File Nos. 333-60608**

Dear Mr. Killackey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal year Ended September 30, 2016

Consolidated Balance Sheet, page F-2

1. Please tell us your consideration of recording your preferred stock outside of permanent equity. In this regard, we note the Series C Cumulative Preferred Stock is redeemable at the option of the holders. Refer to ASC 480-10-S99-3A for guidance. Please also note that dividends paid or accrued on redeemable preferred stock should be affected by charges against retained earnings or, in absence of retained earnings, by charges against paid-in capital. Refer to ASC 480-10-S99-2.

Note 2. Acquisitions, page F-10

2. We note your pro forma disclosure of income before taxes and fully diluted earnings per share based on those amounts.   Please tell us your consideration of disclosing pro forma net income and pro forma net income per share. Additionally, tell us your consideration of disclosing the information in ASC 805-10-50-2h.1. related to your acquisitions. Refer to ASC 805-10-S50-1 and ASC 270-10-S-99-1(b)(4) for guidance.

Note 9. Income Taxes, page F-17

3. Please tell us the positive and negative evidence you considered that lead you to conclude that the deferred tax assets would more likely than not be recovered from future taxable income. Also, please clarify if you recognized a deferred tax benefit as opposed to a deferred tax asset related to the reversal of the valuation allowance and why the amount disclosed for the year ended September 30, 2016 as the reversal/change in valuation allowance disclosed in the table of your federal statutory rate does not agree to the ending valuation allowance as of September 30, 2015. Refer to ASC 805-740-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products